SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2
(Amendment No. 1)
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Commission File Number 0-29213

HOUSE OF BRUSSELS CHOCOLATES INC.
(Exact name of small Business Issuer as specified in its charter)

NEVADA	52-2202416
(State or other jurisdiction of	(IRS Employer Identification No.)
incorporation or organization)
2060
(Primary Standard Industrial Classification Code)
One Riverway, Suite 1700
Houston, Texas	77056
(Address of principal executive offices)	(Zip Code)

(713) 599-0800
Issuer’s telephone number, including area code

Suite 208, 750 Terminal Avenue
Vancouver, BC, Canada
Previous Address

GRANT PETERSEN
CHIEF EXECUTIVE OFFICER AND PRESIDENT
HOUSE OF BRUSSELS CHOCOLATES INC.
ONE RIVERWAY, SUITE 1700
HOUSTON, TEXAS 77056

Copies to:

ROBERT D. AXELROD, ESQ.
AXELROD, SMITH & KIRSHBAUM, P.C.
5300 MEMORIAL DRIVE, SUITE 700
HOUSTON, TEXAS 77007
(713) 861-1996

Approximate Date of Commencement of Proposed Sale to the Public: From time to time after the effective date of this registration statement.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be registered (1)	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of Registration Fee (2)
Common Stock, $.001 par value	5,681,819 (3)	$0.88	$5,000,000	$588.50
Common Stock, $.001 par value	138,817 (4)	$0.88	$122,159	$14.36
Common Stock, $.001 par value/ Underlying Warrants	4,337,817 (5)	$1.26	$5,465,649	$643.23

TOTAL	10,158,453	N/A	$10,587,808	$1,246.09

(1)
In accordance with Rule 416 under the Securities Act of 1933, as amended (the “Act”), this registration statement also covers any additional shares of common stock which may become issuable under by reason of any stock dividend, stock split, re-capitalization or any other similar transaction effected without the consideration which results in an increase in the number of registrant’s outstanding shares of common stock.

(2)	This calculation is made solely for the purposes of determining the registration fee pursuant to the provisions of Rule 457 under the Securities Act of 1933, as amended.
(3)
Represents shares issuable upon conversion of obligations as follows: 3,977,273 shares of Common Stock which may be acquired upon conversion of the outstanding principal under a secured term note and 1,136,364 shares of Common Stock which may be acquired upon conversion of the outstanding principal under a convertible "minimum borrowing" note. In addition to the shares currently beneficially owned by Laurus, we are registering 568,182 shares of Common Stock that may be issued in payment of obligations that may be due on the term note and the minimum borrowing note.

(4)	Shares of Common Stock issued to selling stockholders.
(5)
Represents shares issuable upon the exercise of warrants with an average weighted exercise price of $1.26 per share, including 1,500,000 shares issuable upon the conversion of warrants at an exercise price of $1.20.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

This Amendment to the Form SB-2 Registration Statement of House of Brussels Chocolates, Inc. is to include the Delaying Amendment which was inadvertently not included in the original filing of the SB-2 Registration Statement.